May 24, 2005

Fax (516) 795-6933
Mail Stop 0406


Irwin Balaban
Chief Executive Officer
Robocom Systems International Inc.
511 Ocean Avenue
Massapequa, NY 11758

      RE: 	Robocom Systems International Inc
 		Form 10-KSB
		Filed on August 23, 2004
 		File No. 000-22735

Dear Mr. Balaban:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended May 31, 2005

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page 25

1. We note that service revenues for project management and modifications are recorded using the percentage of completion method.
Supplementally explain how you considered the factors cited in paragraph 70 and 71 of SOP 97-2 in accounting for such services. Tell us if you are accounting for the entire contract, including the software license, using contract accounting and tell us how you considered paragraph 74 of SOP 97-2 in your accounting for such contracts.

2. Tell us about the payment terms you offer. Address how you determine the payment terms you offer your customers and what you believe your "normal and customary" payment terms are. Note that extended payment terms may include periods less than one year, particularly if the use of the extended payment terms is not your customary practice. Refer to paragraphs 27 through 30 of SOP 97-2.

3. We note the Company sells third party hardware and software products. Supplementally tell us how you considered each of the factors of EITF 99-19 in determining whether to account for such sales on a gross or net basis.

4. Tell us whether your product sales have any contingencies such as rights of return, conditions of acceptance, warranties, etc., and tell us the nature of these contingencies and your accounting treatment for each. Describe significant assumptions, material changes and reasonably likely uncertainties.

5. We note your disclosure on page 7 that the Company markets its products through resellers in Argentina, the UK and Indonesia. Supplementally explain how you recognize revenue for products sold through indirect channels. Also, tell us whether you offer your resellers a right of return or any other consideration (i.e. price concessions, rebates, cooperative advertising, etc.) and tell us your accounting treatment for each.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	You may contact David Edgar at (202)-551-3459 or Kathleen Collins at (202) 551-3499, or the undersigned at (202) 551-3730 if you have any questions regarding comments on the financial statements and related matters.

						Very truly yours,


						Craig D. Wilson
						Senior Assistant Chief Accountant

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Robocom Systems International Inc.
May 24, 2005